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April 14, 2023

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:	Ken Ellington, Division of Investment Management

Re:	Annual Reports of Virtus Strategy Trust (811-22167) and ETFis Series Trust I (811-22819)(each, a “Registrant” and collectively, the “Registrants” and the series of each are the “Funds”)

Dear Mr. Ellington:

Thank you for your telephonic comments on March 1, 2023, regarding the annual reports on Form N-CSR and Form N-CEN for the Registrants listed above, covering their fiscal years ended September 30 and October 31, 2022, respectively. Below, we describe the changes to be made to future reports in response to the Staff’s comments and provide any responses to such comments, as requested.

1.	Comment: The Schedule of Investments for Virtus Newfleet Multi-Sector Bond ETF includes the reference rate for Perrigo Investments LLC and R1 RCM Inc. but appears to be missing the spread for these variable rate securities. Please ensure a description of the reference rate and spread is included for all variable rate securities as required by Article 12-12, footnote 4, of Regulation S-X going forward.

Response: We will include as suggested going forward.

2.	Comment: Going forward, please disclose the expiration date of any rights or warrants held by the Funds in the Schedules of Investments.

Response: We will include as suggested going forward, to the extent we have the information available to us.

3.	Comment: Virtus International Small-Cap Fund disclosed material tax reclaim receivables as of the most recent fiscal year end. Please explain to the Staff which country or countries these receivables relate to and how the Fund monitors the collectability of those receivables.

Response: The referenced receivables relate to Austria, Canada, Denmark, Finland, France, Germany, Ireland, Japan, South Africa, Sweden, Switzerland and United Kingdom.

The Fund’s administrator (Virtus Fund Services, LLC, or “VFS”) has procedures in place to ensure that all reclaim amounts are collectible.  Such procedures initially require that VFS complete all individual market documents required, based on direction from the custodian, to ensure that the relevant market rules are being complied with for collection of the reclaims as agreed to by the countries under the applicable double tax treaty.  Subsequently, VFS ensures that all withholding/reclaim amounts are properly recorded on the Fund’s custodial and accounting records. Finally, through monthly/quarterly reconciliations between the custodian and the accounting agent, VFS in conjunction with custody and accounting representatives verifies that any differences between receivables and actual payments are researched and appropriate action is taken.  As part of an aged reclaim review process, the accounting agent creates an aged reclaim report quarterly. VFS reviews the time the reclaims have remained open for reasonableness based on that country’s refund practices. VFS also attends Investment Company Institute (“ICI”) Tax Committee meetings which provide an update on ICI’s efforts to influence countries to comply with their respective double tax treaties and negotiate alternatives for any onerous paperwork requirements.  Based on such conversations and experiences other ICI members share on the collectability of the reclaims, VFS directs the Fund to write off any amounts that are not likely to be received.

Securities distributed by VP Distributors, LLC

Letter to SEC Division of Investment Management

April 14, 2023

4.	Comment: Going forward, please add a footnote to the Financial Highlights for Virtus Private Credit Strategy ETF stating that the ratios of expenses and income do not reflect the proportionate share of expenses and income of the underlying funds in which the Fund invests.

Response: We will add the footnote as suggested going forward.

5.	Comment: For the Funds in ETFis Series Trust I, please disclose the fixed transaction fees that are currently imposed on each creation and redemption transaction in Note 4 (Creation and Redemption Transactions) in the Notes to Financial Statements.

Response: We will disclose fixed fees going forward to conform with the disclosure included for other series of the Registrant.

6.	Comment: InfraCap MLP ETF has consistently distributed only return of capital each of the last 5 years, but during the most recent fiscal year the distributions were only from net realized gains. Please explain.

Response: The nature of the Fund’s distributions are (and have been) driven by K-1s reported by the MLPs held in the Fund’s portfolio. For the Fund’s fiscal year ended in 2022, the character of distributions reported on K-1s by the MLPs in which the Fund invested was substantially different than previous years. This, coupled with gains from portfolio activity, resulted in the distribution characterization of net realized gains.

7.	Comment: Virtus InfraCap U.S. Preferred Stock ETF has been identified in the annual report as a non-diversified fund. However, it appears that the Fund is operating as a diversified fund. If the Fund has been operating as a diversified fund for more than three years, please confirm that the Fund will receive shareholder approval prior to changing its status back to non-diversified. (See Investment Company Act of 1940, as amended (the “1940 Act”), Section 13(a)(1) and Rule 13a-1 thereunder.)

Response: The Fund has not continuously operated as a diversified fund for a three-year period. Accordingly, the Fund continues to be classified as a “non-diversified” fund for purposes of the 1940 Act.

Letter to SEC Division of Investment Management

April 14, 2023

8.	Comment: The Staff noted disclosure of significant ownership in a number of Funds in ETFis Series Trust I. Per review of the financial statements, please explain how large shareholder/shareholder concentration risk is addressed in the summary and statutory prospectus.

Response: Because individual investors can only purchase ETF shares on the secondary trading market, ETF shares must be held in brokerage accounts on behalf of beneficial owners, which results in broker-dealers being the record owners of shares. Accordingly, the shareholder accounts included in the Funds’ “10% Shareholders” section in the Notes to Financial Statements refers only to those DTC Participants (i.e., broker-dealers) who are known record owners of shares. Because the Registrant is not aware of any specific beneficial owners holding large positions in the Funds, we do not believe additional risk disclosure pertaining to large shareholders or shareholder concentration is necessary at this time.

9.	Comment: Virtus Global Allocation Fund’s name includes the term “global,” but 92% of its investments are in the United States. Please explain how the Fund’s name complies with Rule 35d-1 and how the name is not misleading.

Response: The disclosure indicating that 92% of the referenced Fund’s investments were in the United States as of the end of the most recent fiscal year is based upon an automated data pull causing investments denominated in U.S. dollars to be so classified. However, due to a recent transition of the portfolio management team from the Fund’s former subadviser to the Fund’s investment adviser, the team did not substitute its classification of the country allocations as would normally occur. As of the same date, the portfolio management team’s assessment of the country allocation was as follows:

Classification	% of Fund*
Equity: North America	35.4
Equity: Developed Markets ex US	18.0
Equity: Emerging Markets	2.8
Fixed Income (both US and non-US)	30.7
Other	-4.0

* Weightings may not add up to 100% as a result of the use of certain financial instruments, including derivatives, which may be used to gain or reduce market exposure and/or for risk management purposes. Weightings also look through to securities held in underlying mutual funds.

We note the Staff’s view that a fund with “global” in its name should be diversified among a number of countries throughout the world, and confirm that the Fund’s investment holdings comply. While the Fund is not managed to have exposure to a minimum number of countries, the Fund’s investments currently, and historically, are diversified among different countries either directly or through investments in other funds that are so diversified.

Letter to SEC Division of Investment Management

April 14, 2023

10.	Comment: Form N-CEN for the period ended 9/30/22 for Virtus Strategy Trust indicates that a claim was filed against directors’ and officers’ insurance. Please discuss in correspondence the issues and outcomes related to this claim. If this claim is related to other funds in Virtus Strategy Trust, please so indicate.

Response: The claim relates to settlement of an action concerning four series of the Registrant that that were liquidated in 2020 (prior to the implementation of the Allianz Global Investors US LLC (“AGI US”) transaction with Virtus Investment Partners) and had utilized AGI US’s Structured Alpha strategies. AGI US pleaded guilty in May 2022 to criminal fraud in connection with its management of private investment vehicles that used its Structured Alpha strategies. The AGI US guilty plea led to civil litigation as to the four liquidated Structured Alpha retail mutual funds. Following a mediation by all litigation parties, a proposed settlement of the lawsuit as to the four liquidated mutual funds was reached on a class-wide basis as to a proposed class of former shareholders of the four mutual funds. The named plaintiffs in the action then filed a motion for court approval of the proposed settlement. On December 7, 2022, the court issued an order preliminarily approving the settlement and requiring notice of the proposed settlement to be sent to all eligible proposed class members. The notice process was then completed. A hearing as to class certification and as to the fairness of the proposed settlement to that class was held on March 9, 2023, at which the judge stated that he would approve the settlement, although he has not yet done so. In the event that the settlement is approved, after the expiration of the appellate period (or the conclusion of any appeals), the settlement fund, less legal fees and various costs, will be distributed to eligible class members. The Registrant is not contributing any money to the proposed settlement and the settlement, if approved, will not have any effect on the Registrant’s financial condition. However, as part of the settlement agreement ICI Mutual Insurance Company paid $5 million in escrow to AGI US in partial reimbursement for sums paid into escrow by AGI US for the settlement.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (860) 263-4790. Thank you.

Best regards,

Jennifer Fromm

Vice President, Secretary and Chief Legal Officer, Virtus Strategy Trust

Assistant Secretary, ETFis Series Trust I

cc:	Ben Lowe
Brint Frith